August 26, 2016

Via EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Terence O’Brien, Accounting Branch Chief

Re:         Proto Labs, Inc.

Form 10-K for Fiscal Year Ended December 31, 2015

Filed February 26, 2016

Form 8-K filed on July 28, 2016

File No. 001-35435

Ladies and Gentlemen:

We are writing to respond to the comments raised in the letter to the Company, dated August 18, 2016, from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”). The Company’s responses below correspond to the captions and numbers of those comments (which are reproduced below in italics).

Form 10-K for the period ended December 31, 2015

Critical Accounting Policies, page 42

Stock-Based Compensation, page 43

1.

We note that since you operated as a private company with a limited market for your stock from your inception to the completion of your initial public offering on February 29, 2012, you have estimated the volatility of stock price using outside valuation services and an estimate of the volatility of your common stock based on volatility of a peer group of comparable publicly traded companies for which historical information is available. We have the following comments in this regard:

●

ASC paragraph 718-10-55-37c indicates that for a public entity, factors to consider in estimating expected volatility include the length of time its shares have been publicly traded. As noted in Question 6 of SAB Topic 14.D.1, the staff believes that at least two years of daily or weekly historical data could provide a reasonable basis on which to base an estimate of expected volatility if a company has no reason to believe that its future volatility will differ materially during the expected or contractual term, as applicable, from the volatility calculated from this past information. Please tell us, and expand your disclosures to clarify why you do not use, in part, your historical data after your initial public offering to provide an estimate expected volatility; and

●

You disclose you have estimated the volatility of stock price using outside valuation services. Please tell us the nature of the outside valuation services and whether the providers of these services are considered experts under Section 11(a) of the Securities Act and Section 436(b) of Regulation C, as it is unclear from the disclosure provided. If so, please name the experts and include their consents, as the Form 10-K is incorporated by reference in the open Form S-3.

Response:   Since our initial public offering (“IPO”) in February 2012, rather than estimate the fair value of share-based payments (i.e., non-qualified stock options) using our own historical volatility, we have done so using the expected volatility of a “peer group” as described in ASC 718-10-55-37(c). We determined the use of a peer group to be appropriate because, as a newly public company, the period for which our historical data was available was very short and we believed that the peer group volatility more closely aligned with the expected volatility over the terms of our stock options. Following our IPO, our stock price was extremely volatile with price changes correlated to the performance of 3D printing equipment manufacturers that were not representative of our business or the markets in which we operated. Since 2012, we have continued to gauge our volatility against our peer group with the understanding that we are expected to transition to the use of our own historical data. In 2015 (the third year for which we had historical trading data available), our volatility was less than 1.5 percent different from that of our peer group. As a result of our volatility being so closely correlated with our peer group, we continued to use the volatility of the peer group in 2015. The use of the peer group as opposed to our own volatility was insignificant to compensation expense and the relevant disclosure set forth in our annual report on Form 10-K for the period ended December 31, 2015. Going forward, we will use the historic volatility of our stock as an estimate of our expected volatility. Please refer to Exhibit 1 for expanded disclosure of our Critical Accounting Policies and Notes to Financial Statements, which we expect to make in future filings.

The provider of the outside valuation services was Four Point Partners, LLC (“Four Point”). Four Point assisted in the valuation of our options prior to our IPO. Additionally, Four Point compiled a peer group for us, which we utilized in our internal calculation of expected volatility following our IPO. We do not consider Four Point to be an expert under Section 11(a) of the Securities Act or Section 436(b) of Regulation C. Four Point provided information to us that was akin to raw data, which we used to generate our own estimate of the volatility of stock price. Four Point did not (i) certify any report or valuation used in connection with our Form 10-K or (ii) review or pass upon information contained in our Form 10-K. In future filings, we will either ensure that our disclosure does not indicate that we are relying on experts or, if we do rely on an expert, comply with Section 11(a) of the Securities Act and Section 436(b) of Regulation C. Please refer to Exhibit 1 for expanded disclosure of our Critical Accounting Policies.

Please note that we believe the above reference to an open Form S-3 at the end of the second bullet point in Comment 1 is an error, as the Company has not made any filings on this form.

2.

Please more fully explain the terms of your 2012 Employee Stock Purchase Plan (ESPP) and relate those terms to the types of plans discussed in FASB ASC 718-50-55-2 through 55-5. For example, discuss whether your plan results in a fixed or variable number of shares and whether there are multiple purchase periods. Please also expand your disclosures herein or in Note 12 – Stock Compensation to more specifically explain the measurement approach for your ESSP.

Response: Our ESPP is a compensatory plan as defined under ASC 718-50-55-2 that provides for six-month offering periods with a single purchase period at the end of each offering period. At the end of each offering period, employees are able to purchase shares at 85 percent of the lower of the fair market value of the Company’s common stock on the first trading day of the offering period or the last trading day of the offering period. Our ESPP provides for the purchase of a variable number of shares during each offering period. Under the terms of our ESPP, the maximum number of shares a participant may purchase in any offering period is 1,250, provided that the fair market value of such shares does not exceed $25,000 for each calendar year, which aligns with limits imposed by Section 423(b) of the Internal Revenue Code of 1986. We determine the fair value of the ESPP equity awards on the date of grant using the component measurement approach for a Type B ESPP plan as described and illustrated in ASC 718-50-55-4 and 55-24, respectively. In determining the fair value of each of the identified components (i.e., 15% of a put option and 85% of a call option), we use the Black-Scholes standard option pricing model along with its required inputs. Please refer to Exhibit 2 for expanded disclosure in Critical Accounting Policies and Note 12 – Stock Compensation, which we expect to make in future filings.

Form 8-K filed on July 28, 2016

3.

We note that your reconciliation of your GAAP to your non-GAAP net income per share includes an adjustment for provision for income taxes without a clear explanation for how the amount is calculated which is inconsistent with Question 102.11 of the updated Compliance and Disclosure Interpretations issued on May 17, 2016. Please review this guidance when preparing your next earnings release.

Response: The Company has reviewed Question 102.11 of the updated Compliance and Disclosure Interpretations issued on May 17, 2016 and will prepare its next earnings release in accordance with such guidance.

4.

We note that you present reconciliations of GAAP to Non-GAAP condensed consolidated statements of operations. These presentations are inconsistent with Question 102.10 of the updated Compliance and Disclosure Interpretations issued on May 17, 2016. Please review this guidance when preparing your next earnings release.

Response: The Company has reviewed Question 102.10 of the updated Compliance and Disclosure Interpretations issued on May 17, 2016 and will prepare its next earnings release in accordance with such guidance.

* * * * *

In connection with responding to your comments, we acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in the filing, that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing, and that the Company may not assert Staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

We hope that this letter responds adequately to the Staff’s comments. Should you have any questions relating to any of the foregoing, please feel free to contact me at (763) 479-7726, or my colleague Jason Frankman at (763) 479-7443.

Sincerely,

Proto Labs, Inc.

/s/ John A. Way

John A. Way

Chief Financial Officer

Enclosure

cc:           Victoria M. Holt

Jason Frankman

 Proto Labs, Inc.

W. Morgan Burns

 Faegre Baker Daniels LLP

Exhibit 1 – Form 10-K for the period ended December 31, 2015

Critical Accounting Policies and Use of Estimates

Stock-Based Compensation – Paragraph 3

The Black-Scholes option pricing model requires inputs such as the risk-free interest rate, expected term, expected volatility and expected dividend yield. We base the risk-free interest rate that we use in the Black-Scholes option pricing model on zero coupon U.S. Treasury instruments with maturities similar to the expected term of the award being valued. The expected term represents the weighted average period that our stock options are expected to be outstanding. The expected term is based on the observed and expected time to post-vesting exercise of options by employees and non-employee directors and considers the impact of post-vesting award forfeitures. As we operated as a private company with a limited market for our stock from our inception to the completion of our initial public offering on February 29, 2012, we have estimated the volatility of stock price using ~~outside valuation services and~~ an estimate of the volatility of our common stock based on volatility of a peer group of comparable publicly traded companies for which historical information is available. Our volatility did not materially differ from that of our peer group for awards granted in 2015. In future periods, we will use the historic volatility of our stock as an estimate of expected volatility. We have never paid and do not anticipate paying any cash dividends in the foreseeable future and, therefore, we use an expected dividend yield of zero in the option pricing model. In order to properly attribute compensation expense, we are required to estimate pre-vesting forfeitures at the time of grant and revise those estimates in subsequent periods if actual forfeitures differ from those estimates. We use historical data to estimate pre-vesting forfeitures and record stock-based compensation expense only for those awards that are expected to vest. If our actual forfeiture rate is materially different from our estimate, stock-based compensation expense could be significantly different from what has been recorded.

Stock-Based Compensation – Paragraph 5

Our 2012 Employee Stock Purchase Plan (ESPP) allows eligible employees to purchase a variable number of shares of our common stock each offering period at a discount through payroll deductions of up to 15 percent of their eligible compensation, subject to plan limitations. The ESPP provides for six-month offering periods with a single purchase period, and at the end of each offering period, employees are able to purchase shares at 85 percent of the lower of the fair market value of our common stock on the first trading day of the offering period or on the last trading day of the offering period. We determine the fair value stock-based compensation related to our ESPP in accordance with ASC 718 using the component measurement approach and the Black-Scholes standard option pricing model.

Exhibit 2 – Form 10-K for the period ended December 31, 2015

Note 12 – Stock-Based Compensation

Paragraph 2

The Company’s 2012 Employee Stock Purchase Plan (ESPP) allows eligible employees to purchase a variable number of shares of the Company’s common stock at a discount through payroll deductions of up to 15 percent of their eligible compensation, subject to plan limitations. The ESPP provides for six-month offering periods with a single purchase period, and at the end of each offering period, employees are able to purchase shares at 85 percent of the lower of the fair market value of the Company’s common stock on the first trading day of the offering period or on the last trading day of the offering period. The Company determines the fair value stock-based compensation related to its ESPP in accordance with ASC 718 using the component measurement approach and the Black-Scholes standard option pricing model.

Paragraph 6

The expected term represents the weighted average period that the Company’s stock options are expected to be outstanding. The expected term is based on the observed and expected time to post-vesting exercise of options by employees and non-employee directors and considers the impact of post-vesting award forfeitures. Prior to its IPO, the Company estimated the fair value of its common stock using the assistance of an independent third-party valuation specialist using the income and market approach. As the Company operated as a private company with a limited market for its stock from the Company’s inception to the completion of its IPO on February 29, 2012, the Company estimates its stock price volatility based on the volatility of a peer group of comparable publicly traded companies for which historical information is available. The Company’s volatility did not materially differ from that of its peer group for awards granted in 2015. In future periods, the Company will use the historical volatility of its stock as its estimate of expected volatility. The Company bases the risk-free interest rate that it uses in the Black-Scholes option pricing model on U.S. Treasury instruments with maturities similar to the expected term of the award being valued. The Company has never paid and does not anticipate paying, any cash dividends in the foreseeable future and, therefore, the Company uses an expected dividend yield of zero in the option pricing model. In order to properly attribute compensation expense, the Company is required to estimate pre-vesting forfeitures at the time of grant and revise those estimates in subsequent periods if actual forfeitures differ from those estimates. The Company uses historical data to estimate pre-vesting forfeitures and record stock-based compensation expense for those awards that are expected to vest. If the Company’s actual forfeiture rate is materially different from its estimate, stock-based compensation expense could be significantly different from what has been recorded. The Company allocates stock-based compensation expense on a straight-line basis over the requisite service period.